Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2013	2012
Earnings before fixed charges:
Income before income taxes	$135	$363
Plus: Fixed charges	575	541
Earnings available to cover fixed charges	$710	$904

Fixed charges (a):
Interest, including amortization of deferred financing costs	$502	$475
Interest portion of rental payments	73	66

Total fixed charges	$575	$541

Ratio of earnings to fixed charges	1.23x	1.67x
__________

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2013	2012
Related to debt under vehicle programs	$202	$236
All other	300	239
	$502	$475